October 18, 2019

Larry Page
Chief Executive Officer
Alphabet Inc.
1600 Ampitheatre Parkway
Mountain View, CA 94043

       Re: Alphabet Inc.
           Form 10-Q for the Quarterly Period Ended June 30, 2019
           Filed July 26, 2019
           File No. 001-37580

Dear Mr. Page:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Revenues, page 33

1. Please revise MD&A to provide a discussion and analysis that provides quantitative and qualitative information about different products or revenue components (i.e., property and platform) material to an understanding of your results of operations as required by Item
      303 of Regulation S-K. Specifically, in this regard, we note that YouTube, mobile search and desktop search have experienced different growth and monetization rates and enjoy different margins. As such, they represent significant subdivisions or components of
      Google properties revenues that should be discussed separately to allow investors to view the company through the eyes of management. We also note that certain metrics appear to be significantly impacted by YouTube.
 Larry Page
Alphabet Inc.
October 18, 2019
Page 2



       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Morgan Youngwood, Staff Accountant, at 202-551-3479 or Stephen
Krikorian, Accounting Branch Chief, at 202-551-3488 with any questions.



FirstName LastNameLarry Page                              Sincerely,
Comapany NameAlphabet Inc.
                                                          Division of
Corporation Finance
October 18, 2019 Page 2                                   Office of Technology
FirstName LastName